SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated May 16, 2005

BENETTON GROUP SHAREHOLDERS' MEETING APPROVES 2004 FINANCIAL STATEMENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: May 16, 2005

IAS/IFRS accounting principles adopted as from consolidated half-year report to June 30, 2005

BENETTON GROUP SHAREHOLDERS' MEETING APPROVES 2004 FINANCIAL STATEMENTS

Board appoints Alessandro Benetton as Deputy Chairman of the company

Ponzano, May 16 2005 - Today's Benetton Group shareholders' meeting, chaired by Luciano Benetton, approved the 2004 financial statements, which closed with consolidated revenues of 1,686 million euro (1,859 million in 2003), increased net income of 123 million euro (108 million in 2003) and an improved net financial position of 431 million euro (468 million in 2003). Distribution of a 0.34 euro per share dividend was approved (0.38 euro in the previous year), payable as from May 26, confirming a pay out ratio of 50 per cent relative to consolidated net income.

The Group is adopting IAS/IFRS accounting principles as from the consolidated half-year report to June 30, 2005. The independent auditors will be given the task of performing a full audit of the balances in the 2004 reconciliation, as required by IFRS 1, and a limited audit of the financial results for the current half-year and the comparative period of 2004, as well as of IAS/IFRS balance sheet values as of June 30, 2005.

The shareholders' meeting also reappointed the Board directors, the mandate of all of whom was expiring, including Giorgio Brunetti, appointed by co-option last March, and it approved the composition of the Board of Statutory Auditors, including Antonio Cortellazzo, who came in to replace Dino Sesani.

The extraordinary meeting then approved a change to the articles of association which allows the appointment of a second Deputy Chairman of the Company's Board of Directors.

The Benetton Group Board of Directors, meeting after the company shareholders' meeting, approved the appointment of Alessandro Benetton as Deputy Chairman. The Board also resolved to entrust Deputy Chairman Alessandro Benetton with the task of overseeing Group expansion and development in Eastern and Far Eastern markets, with special reference to China and India.

Alessandro Benetton, 41 years old, founded 21 Investimenti S.p.A. in 1993 and is currently Chairman of that company. He is a member of the Executive Committee and Board of the Benetton Group, as well as, amongst other appointments, a member of the Boards of Edizione Holding, Autogrill and other companies in which the 21 Investimenti group has a holding. He is on the Advisory Committee of Robert Bosch Internationale Beteiligungen and is on the council of Confindustria (Confederation of Italian Industry). He started his career in the Global Finance department of Goldman Sachs and was Chairman of Benetton Formula from 1988 to 1998. He has a degree in Business Administration from the University of Boston and obtained a Master's degree in Business Administration at Harvard.

The letter to shareholders from the chairman of the Benetton Group follows.

Letter to shareholders from the chairman and founder of the Benetton Group, Luciano Benetton

Dear Shareholders,

2004 closes with the distribution of dividends totaling 50% of net income (which was higher than forecasted), demonstrating the policy of the Benetton Group to create value for the shareholders and the market.

During the year, we confirmed our talent for exporting, making 50% of total sales abroad. Having always adopted the practice of thinking and planning with a long-term entrepreneurial mentality, we intend to stay ahead of the competition, concentrating on emerging markets like China and India, where we are already among the principal western players in the clothing sector. In the Chinese market, we distribute our products; and India, where we produce and distribute, is our bridgehead to entry into other Asian countries.

In fact, we are convinced that being entrepreneurs means believing in the future and in our abilities, taking advantage of difficult times in the market to become more competitive. And to invest more in the distribution network as well as in pricing policies that are more attractive to the customer.

In 2005, in particular, we intend to increase our commitment, earmarking resources of more than 200 million euro for development: with investments directed at restyling stores and new openings, as well as at the product, in order to achieve an even more excellent quality-price ratio, and at style and service to the network.

These are important commitments that we take on with conviction and optimism because we believe in our network distribution model - a widespread presence in the world, in large capitals as well as in smaller towns - in cooperation with partners who, in turn, believe and invest in our common development plan.

And these are responsible choices, directed towards future growth, which can be achieved only by those with substantial economic strength and constantly reducing financial position.

Luciano Benetton

Chairman of the Benetton Group

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